July 23, 2010

H. Christopher Owings
Securities and Exchange Commission

Re: FitwayVitamins, Inc.
Registration Statement on Form S-1/A
Fled on June 29, 2010
File No., 333-164577

Re: Letter dated July 13, 2010

Thank you for your comments and assistance on our filing, Please find an outline of the amendments made to the above referenced document.

Capitalization, page 8

1.
We have revised the Capitalization Table in accordance with your recommendations and have attached a copy of the revision to this letter. Our previous and current disclosure, preceding the Capitalization Table have the following notation:
“The following table sets forth our consolidated capitalization as of April 30, 2010, on an actual basis and on an as adjusted basis as if the offering had been completed as of April 30, 2010 and assuming the net proceeds to the Company in the offering after deduction of $5,700 offering expenses.” We have added one line titled “Offering Expense” and included the $5,700 expense to each offering scenario.

Auditors Going Concern, page 9

2.	We have revised our disclosure to refer the auditor’s report dated October 31, 2009 to reflect the date of the auditor’s report as December 14, 2009.

Management’s Discussion and Analysis of Financial ……, Page 45

3.	With respect to your first bullet, we have revised Use of Proceeds to add a separate caption for Website Development/Hosting and a caption for Online advertisement.

•	We have modified the Business Development section and the Plan of Operations section so that the disclosure is consistent

•	We have disclosed website development cost in each offering scenario as follows:

In the event the Company sells 25% of the shares offered, the Company will introduce one of its planned products, a pure whey protein powder. The Company will focus its planned Sales and Marketing for website development estimated to cost $6,000, web hosting estimated to cost $500 and online advertising expense estimated to cost $1,500. Accordingly, the Company will scale back its planned logo development estimated to cost $5,000, its planned package design and production expense estimated to cost $5,750 and will reduce its planned business travel to $3,000 (see Use of Proceeds, page 16).

In the event the Company sells 50% of the shares offered, the Company will introduce two of its planned products; 1) a pure whey protein powder and, 2) a whey protein powder and meal supplement. We do not anticipate further expenses for website development. Accordingly, the Company will increase its online advertising expense to $3,500, enhance its logo development estimated to cost $8,000, increase its planed package design and production expense estimated to cost $15,500, will increase its planned business travel to $5,000 and begin attending Trade Shows estimated to cost $10,000 (see Use of Proceeds, page 16). We do not anticipate further expenses for website development.

In the event the Company sells 75% of the shares offered, the Company will introduce three of its planned products, 1) a pure whey protein powder, 2) a whey protein powder and a meal supplement with 8gr of carbohydrates and 16gr of whey protein, and 3) nutritional chocolate bars with whey protein, carbohydrates and vitamins infused. To accommodate the introduction of this product, the Company will further enhance its logo development estimated to cost $10,000, increase its package design and production estimated to cost $22,500, will increase its planned business travel estimated to cost $7,500 and increase its marketing efforts to other media venues such as the home shopping network estimated to cost $15,000 (see Use of Proceeds, page 16). We do not anticipate further expenses for website development or online advertising.

In the event the Company sells 100% of the shares offered, the Company will introduce all four of its planned products, 1) a pure whey protein powder, 2) a whey protein powder and a meal supplement with 8gr of carbohydrates and 16gr of whey protein, 3) nutritional chocolate bars with whey protein, carbohydrates and vitamins infused and 4) cookies containing whey protein powder, amino acids and multi vitamins. To accommodate the plan to introduce this fourth product, the Company will further increase its package design and production estimated to cost $30,000 thereby increasing its total logo development and planned package design and packaging production expense to $40,000, will increase its planned business travel to $15,000 and increase its marketing efforts to other media venues such as the home shopping network estimated to cost $28,000 (see Use of Proceeds, page 16). We do not anticipate further expenses for website development or online advertising.

Exhibit 23(i), page 53

4.	We have filed a current consent of our auditors and have corrected the description of the exhibit.
Sincerely,

/s/ Margret Wessels
Margret Wessels
President